Effective December 27, 2001, the Class L shares of Strong Advisor Short Duration Bond Fund were re-designated and merged into the Class A shares of Strong Advisor Short Duration Bond Fund.

Effective December 27, 2001, the Class L shares of Strong Advisor Strategic Income Fund were re-designated and merged into the Class A shares of Strong Advisor Strategic Income Fund.